EXHIBIT (c)(xvii)

Announcement entitled “QTC announces annual results”.

Exhibit (c)(xvii)

MEDIA RELEASE
18 September 2009

QTC announces annual results

Queensland Treasury Corporation (QTC) today released its Annual Report for the financial year ending 30 June 2009.

In the past 12 months— a period that was characterised by largely unprecedented and fundamental changes within the global financial markets — QTC recorded an accounting profit from its capital markets operations of $43.2 million and a loss from its Long Term Asset operations of $4.64 billion, resulting in an overall net accounting loss of $4.6 billion.

Through its financial markets operations and work with customers, QTC also made quantifiable savings for its customers and the State of $263 million, bringing cumulative savings for customers since QTC’s inception to more than $1.96 billion.

The $4.64 billion net accounting loss from ‘long term assets’ operations was a direct result of the performance of the Long Term Assets operating segment, which comprises the investments that fund the State’s superannuation and other long-term obligations. These investments, which continue to be managed by Queensland Investment Corporation (QIC), were transferred to QTC by the State Government on 1 July 2008, to minimise the volatility in the General Government’s net operating position, as a result of fluctuations in returns from the investments of these assets.

QTC’s Chairman, Sir Leo Hielscher, AC, said it is important to note that the loss will have no direct impact on QTC’s capacity to undertake its core capital markets operations or meet its obligations to investors in QTC bonds and other debt.

“The Long Term Asset transactions have no cash flow impact on QTC and the funds are invested to meet the State’s superannuation and other long-term obligations. Rating agencies, Moody’s and Standard & Poor’s, have previously confirmed that this transfer will not affect the State’s, or QTC’s, credit rating or outlook” Sir Leo said.

Sir Leo confirmed QTC’s robust credit framework and well managed financial counterparty exposures had continued to support its activities, which had been challenged by the worsening financial and economic conditions over the past year.

“While uncertainty in the global financial markets and weakening economic conditions have added a level of complexity to our funding task, I am confident our prudent levels of liquidity and transparent approach to all of our dealings will help us continue to

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source the most cost effective funding for the State. This will assist with the ongoing delivery of the critical projects of the South East Queensland Infrastructure Plan, and other State major projects that are essential to Queensland achieving its economic potential.

“With an increased necessity to support our customers as they face the challenges presented by current global economic conditions, QTC will fulfil its mandate to add greater value to both our customers’ businesses and to Queensland. QTC is committed to focusing resources on providing financial and risk management advice that supports customers in achieving their business objectives.

“In these turbulent times, I remain confident that QTC has the right people, resources and rigorous risk management framework to help ensure the ongoing success of our State”, Sir Leo said.

ENDS

QTC’s Annual Report 2008-2009 is available under the ‘News and Events’ tab on QTC’s website (www.qtc.com.au).

For further information, please contact Joanne Nelson, QTC’s Strategic Communication Manager, on ph 07 3842 4714 or 0416 268 414.